                                                                      EXHIBIT 12

           BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (IN MILLIONS, EXCEPT RATIO AMOUNTS)




Year ended December 31,                   1995       1994       1993
- --------------------------------------------------------------------
Earnings:

  Pre-tax income........................  $334       $695       $521

  Add:
    Interest and fixed charges,
     excluding capitalized interest.....   220        155        145
    Portion of rent under long-term
     operating leases representative
     of an interest factor..............   129         98         92
    Amortization of capitalized
     interest...........................     1          -          -

  Less:  Undistributed equity in
          earnings of investments
          accounted for under
          the equity method.............    27          4          3
                                          ----       ----       ----

  Total Earnings Available for
   Fixed Charges........................  $657       $944       $755
                                          ====       ====       ====

Fixed Charges:

  Interest and Fixed Charges............  $227       $157       $145

  Portion of rent under long-term
   operating leases representative
   of an interest factor................   129         98         92
                                          ----       ----       ----

  Total Fixed Charges...................  $356       $255       $237
                                          ====       ====       ====

Ratio of Earnings to Fixed Charges...... 1.85x (1)  3.70x      3.19x

(1) Earnings for the year ended December 31, 1995, include merger, severance and asset charges of $735 million. Excluding these costs, the ratio would have been 3.91x.